UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                          LIN Television Corporation
                               (Name of Issuer)

                    Common Stock, $.01 Par Value Per Share
                        (Title of Class of Securities)

                                  532776 10 1
                                (CUSIP Number)

                                Mark W. Kroloff
                            Cook Inlet Region, Inc.
                                2525 "C" Street
                            Anchorage, Alaska 99503
                                (907) 274-8638
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               October 18, 1995
                         (Date of Event which Requires
                           Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
 box   [ ].

 Check the following box if a fee is being paid with the statement    [ ].  (A
 fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 The following Items of the Schedule 13D previously filed by the undersigned with respect to the Common Stock of LIN Television Corporation are hereby amended as follows:

 ITEM 4.  PURPOSE OF TRANSACTION

      The paragraph prior to the last paragraph of Item 4 is hereby amended to read in full as follows:

      As further described under Item 6 below, CICC and the Issuer are parties to a Registration Rights Agreement. As amended as of October 18, 1995, the Registration Rights Agreement permits CICC, among other things, to cause the Issuer to effect the shelf registration (through one or more registration statements) of all or a portion (as CICC may from time to time specify) of the Common Stock issued to CICC in connection with the Station Sale. In accordance with the terms of that agreement and in response to CICC's request, the Issuer is preparing and expects to soon file a shelf registration statement (the "Registration Statement") that will permit CICC to sell from time to time up to 1,683,975 shares of Common Stock in accordance with the plan of distribution described therein. The extent and timing of such sales, if any, will depend upon price, market conditions, internal requirements, evaluation of alternative investments and other factors. Under the terms of the Registration Rights Agreement, the Issuer has agreed to maintain the effectiveness of the Registration Statement for a period of two years, or until all of the shares covered by the Registration Statement have been disposed of by CICC, if earlier. While CIRI and its subsidiaries, including the Reporting Persons, have no present plans to purchase additional shares of Common Stock in the open market or otherwise, they could determine to do so, based upon the same set of factors listed above with respect to CICC's potential sale of shares of Common Stock.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

 The paragraph prior to the last paragraph of Item 6 is hereby amended to read in full as follows:

 Registration Rights Agreement

      CICC and Issuer are parties to a Registration Rights Agreement dated as of December 28, 1994, as amended by that certain Amendment No. 1 dated as of October 18, 1995. Pursuant to the Registration Rights Agreement, as amended, Issuer has agreed, under certain conditions and subject to certain limitations, to use its reasonable efforts to effect the registration under the Securities Act of 1933 (the "1933 Act") of the shares of Common Stock held by CICC. Holders of 20% of registrable shares may demand up to two such registrations prior to December 28, 2001. In addition, until December 28, 2001, the Issuer will use its reasonable efforts to include, upon request, registrable shares in a registration of Common Stock under the 1933 Act by the Issuer on a registration form and in a manner that would permit registration of registrable shares for sale to the public, subject to certain limitations. The Issuer has also agreed, subject to certain conditions and limitations, to use all reasonable efforts to effect the registration (through the filing of one or more shelf registration statements) of all or a portion (as CICC may from time to time specify) of the registrable shares of Common Stock for resale by CIRI and its subsidiaries in the manner or manners designated by it, provided that (i) the number of shares proposed to be sold within any consecutive 45-day period, other than in a customary firm-commitment underwritten public offering, shall not be less than 291,810 shares, and (ii) the aggregate purchase price of the shares sold through a firm commitment underwriting shall be not less than $2 million. The Issuer has agreed to keep each such shelf registration statement effective until the earliest of (a) two years from the date of initial effectiveness, (b) December 28, 1997 or (c) such time as all shares covered by such registration statement have been disposed of by CIRI and its subsidiaries. The Issuer has agreed to pay all expenses of registration. The Issuer and CICC have agreed to customary indemnification and contribution provisions for certain liabilities relating to the registration of the Common Stock.

 ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      The following additional Exhibit is filed herewith:

      7. Amendment No. 1 to Registration Rights Agreement dated as of October 18, 1995 between LIN Television Corporation and Cook Inlet Communications Corp.

 SIGNATURE

      After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.



 Dated this 20th day of October, 1995.




 COOK INLET REGION, INC.*                 COOK INLET CORPORATION



 By:   /S/ MARK W. KROLOFF                By:   /S/ MARK D. ADOLPH
     Mark W. Kroloff                          Mark D. Adolph
     Vice President                           Vice President



 COOK INLET COMMUNICATIONS, INC.          COOK INLET COMMUNICATIONS CORP.



 By:   /S/ MARK D. ADOLPH                 By:   /S/ MARK W. KROLOFF
     Mark D. Adolph                           Mark W. Kroloff
     Vice President                           Vice President




 *In executing and filing this Schedule 13D, Cook Inlet Region, Inc. does not intend to waive the exemption afforded it under 43 U.S.C. <section>1625.

                                   EXHIBIT 7

               AMENDMENT NO. 1 TO REGISTRATION RIGHTS AGREEMENT


      This Amendment No. 1 is made as of the 18th day of October, 1995 between LIN Television Corporation, a Delaware corporation (the "Company"), and Cook Inlet Communications Corp., a Delaware corporation (the "Station"), and amends the Registration Rights Agreement dated December 28, 1994 between the Company and the Station (the "Agreement"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Agreement.

      WHEREAS, the parties desire to amend the Agreement in certain respects;

      NOW, THEREFORE, the Company and the Station agree as follows:

      1. Section 2.6.1 of the Agreement is hereby amended to read in its entirety as follows:

            "2.6.1 REGISTRATION. Upon the Station's written request during the three-year period following the Closing (as defined in the Purchase Agreement), the Company shall promptly exercise all reasonable efforts to effect the registration (through the filing of one or more registration statements) of all or a portion of the Registrable Securities (as the Station may from time to time specify) under the 1933 Act. Such registrations shall be on Form S-1 or Form S-3 (if available for such offerings), as determined by the Company, permitting registration of such Registrable Securities for resale by the Station in the manner or manners designated by it (including, without limitation, one or more underwritten offerings). The Company shall use all reasonable efforts to keep each registration statement effective until the earliest of (a) the expiration of two years after the date on which such registration statement is declared effective, (b) the expiration of three years after the Closing, or (c) such time as all securities covered by such registration statement have been disposed of by the Station.

      2. Except as specifically amended herein the Agreement shall remain in full force and effect. In the event of any inconsistency between the Agreement and this Amendment, the provisions of this Amendment shall control.

      3. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same document.

      4. This Amendment shall be governed by and construed in accordance with the internal laws of the State of Washington without regards to conflicts-of-laws principles.

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

 LIN TELEVISION CORPORATION               COOK INLET COMMUNICATIONS CORP.


 By: /S/ PETER E. MALONEY                 By: /S/ CRAIG FLOERCHINGER

 Title: VICE PRESIDENT-FINANCE/TAX        Title: VICE PRESIDENT